UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Protalix BioTherapeutics, Inc..

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

 74365A101

(CUSIP Number)

October 15, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. 74365A101

1. Names of Reporting Persons. Camber Capital Management LLC 42-1693587
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 shares
6. Shared Voting Power 14,837,933 shares
7. Sole Dispositive Power 0 shares
8. Shared Dispositive Power 14,837,933 shares
9. Aggregate Amount Beneficially Owned by Each Reporting Person Camber Capital Management LLC -- 0 shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) Camber Capital Management LLC -- 15.59%
12. Type of Reporting Person Camber Capital Management LLC – 00 (Limited Liability Company)

13G

CUSIP No. 74365A101

1. Names of Reporting Persons. Stephen DuBois Not applicable
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Stephen DuBois – United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 shares
6. Shared Voting Power 14,837,933 shares
7. Sole Dispositive Power 0 shares
8. Shared Dispositive Power 14,837,933 shares
9. Aggregate Amount Beneficially Owned by Each Reporting Person Stephen DuBois – 0 shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) Stephen DuBois -- 15.59%
12. Type of Reporting Person Stephen DuBois – IN

13G

CUSIP No. 74365A101

 ITEM 1.

(a) Name of Issuer:

Protalix BioTherapeutics, Inc.

(b) Address of Issuer's Principal Executive Offices:

2 Snunit Street, Science Park, Carmiel, Israel 21000

ITEM 2.

(a) Name of Person Filing:

Camber Capital Management LLC

Stephen DuBois

(b) Address of Principal Business Office, or if None, Residence:

Camber Capital Management LLC

Stephen DuBois

101 Huntington Avenue, Suite 2550

Boston, MA 02199

(c) Citizenship:

Camber Capital Management LLC-- Massachusetts

Stephen DuBois -- United States

(d) Title of Class of Securities:

Voting Shares, $0.001 par value

(e) CUSIP Number:

743365A101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned1: Camber Capital Management LLC –14,837,933 shares

Stephen DuBois – 14,837,933 shares

13G

CUSIP No. 74365A101

(b) Percent of class: Camber Capital Management LLC – 15.59%

  Stephen DuBois – 15.59%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

Camber Capital Management LLC – 0 shares

Stephen DuBois – 0 shares

(ii) Shared power to vote or to direct the vote

Camber Capital Management LLC –14,837,933 shares

Stephen DuBois – 14,837,933 shares

(iii) Sole power to dispose or to direct the disposition of

Camber Capital Management LLC – 0 shares

Stephen DuBois – 0 shares

(iv) Shared power to dispose or to direct the disposition of

Camber Capital Management LLC –14,837,933 shares

Stephen DuBois – 14,837,933 shares

1Securities reported herein for Camber Capital Management LLC (the "LLC") represent Common Stock and Convertible Note Contracts (on an as-coverted basis) beneficially owned and held of record by Camber Capital Master Fund, L.P. (the "Fund"), another private investment fund (the "Fund") and one managed account (the "Managed Account") for which the LLC serves as the investment manager. Stephen DuBois is the managing member of the LLC and managing member of the general partner for the Fund and the Master Fund. The LLC, the Master Fund, the Fund, the Managed Account, general partner and Mr. DuBois (the "Reporting Persons") are each beneficial owners and have an address of 101 Huntington Avenue, Floor 25, Boston, MA 02199. The Reporting Persons disclaim beneficial ownership, within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise of such portion of the shares in which the Reporting Persons have no actual pecuniary interest therein

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

13G

CUSIP No. 74365A101

ITEM 10. CERTIFICATIONS.

The following certification shall be included if the statement is filed pursuant to S.240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAMBER CAPITAL MANAGEMENT LLC

By: /s/Sean George

Sean George

Chief Financial Officer

STEPHEN DUBOIS

By: /s/ Stephen DuBois

Stephen DuBois, individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.